To Unit Holders of TEL Offshore Trust:

     Magnum Hunter Resources, Inc., a Nevada corporation ("Magnum Hunter" or the "Purchaser") headquartered in Irving, Texas, hereby offers to purchase 2,261,770 Units of beneficial interest (the "Units") of TEL Offshore Trust, a trust created under the laws of the State of Texas (the "Trust"), or such other number of Units that, together with the Units already owned by Purchaser, represents 51% of the Trust's outstanding Units on the date of purchase. The price per Unit that Magnum Hunter is offering in cash is $5.80 (such amount, or any greater amount per Unit paid pursuant to the Offer as defined below), being hereinafter referred to as the ("Offer Price"), net to the seller without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments of supplements hereto or thereto, collectively constitute the "Offer").

     The purpose of the Offer is to enable Magnum Hunter to acquire a significant ownership interest in the Trust as an investment, based on its expectation that there may be underlying value in the oil and gas properties owned by the Trust. Our future plans with respect to the Trust will depend in part on the Unit Holders response to the Offer. If more than the maximum number of Units being sought are tendered and not withdrawn prior to the Expiration of the Offer, we will accept Units for purchase on a pro rata basis, subject to certain conditions described in the Offer.

     The Offer presents Unit Holders with an opportunity to sell their Units at a substantial premium to both the current market trading price as well as the recent historical market trading price of the Units, without the customary costs associated with market sales with a brokerage firm. Additionally, due to the recent volatility in oil and gas prices and the reduction in value associated with the natural decline in oil and gas reserves, Magnum Hunter believes this Offer presents a unique opportunity to the Unit Holders to sell their Units.

     Magnum Hunter Resources, Inc. is a rapidly growing independent energy company whose Common Stock and Bonds are listed on the American Stock Exchange under the symbols "MHR"and "MHR.B", respectively. The company is engaged in the acquisition, exploration and development, gas gathering and processing, and marketing for onshore oil and gas properties with a geographic focus in Texas, Oklahoma, and New Mexico. The company believes that ownership of the Units in the TEL Offshore Trust will strategically allow it to expand its geographic focus to offshore in the Gulf of Mexico where reserve life is typically much shorter and would therefore complement Magnum Hunter's 15 year reserve life index.

     The  materials  included  in this  package  include  important  information concerning Magnum Hunter, the terms and conditions to the Offer, tax implications and instructions for tendering your Units. It is important that Unit Holders take some time to carefully read the attached Offer, the Letter of Acceptance and other accompanying materials in order to evaluate the Offer being made by the Purchaser.

     Each Unit Holder must make his or her own decision based on his or her particular circumstances. Unit holders should consult with their respective advisors about the financial, tax, legal and other implications to them of accepting this Offer to purchase your Units. If you desire additional information regarding the Offer or need assistance in tendering your Units to the Purchaser, you may call the Information Agent, Corporate Investor Communications, Inc. at (800) 206-9438.


                                                   MAGNUM HUNTER RESOURCES, INC.




                                                   Gary C. Evans
                                                   President and CEO